Exhibit 99.1

Press release

WiLAN Reports First Quarter 2015 Financial Results

OTTAWA, Canada – April 29, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today reported financial results for the first quarter 2015 ended March 31, 2015. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

First Quarter 2015 Highlights

•	Revenues of $20.4 million, exceeding guidance by 17%.
•	Adjusted earnings* of $ 6.8 million, or 6 cents per basic share, exceeding the high end of guidance by 112%.
•	Signed eight licenses including two licenses with Texas Instruments, a license with Covidien related to medical stent technology and two wireless license renewals.
•	Acquired a patent portfolio from a major global semiconductor company related to semiconductor power management.
•	Returned $5.2 million to shareholders in dividend payments.

“The first quarter was a quarter of steady progress.  Our adjusted earnings during the quarter were more than double our guidance owing to higher revenues and effective cost controls,” said Jim Skippen, President & CEO.   “We also signed eight new licenses in the quarter including two wireless license renewals.”

Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0525 per common share to be paid on July 3, 2015 to shareholders of record on June 12, 2015.

First Quarter 2015 Revenue Review

In the three month period ended March 31, 2015, WiLAN generated revenues of $20.4 million, as compared to $26.0 million in the three month period ended March 31, 2014.  The decrease in revenues is primarily attributable to the timing and amount of fixed payments.

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First Quarter 2015 Operating Expense Review

In the three month period ended March 31, 2015, cost of revenue totaled $19.5 million as compared to $14.6 million in the three month period ended March 31, 2014. The increase in expenses is primarily attributable to an increase in litigation, patent amortization and contingent partner payments and contingent legal fees partially offset by a decrease in compensation and benefits and stock-based compensation.

	Three months ended
	March 31, 2015	March 31, 2014

Compensation and benefits	$1,992	$2,370
Litigation	6,240	1,709
Partner royalties & contingent legal fees	655	-
Patent maintenance, prosecution, and evaluation	1,344	1,330
Amortization of patents	8,845	8,391
Stock-based compensation	126	358
Other	264	472
	$19,466	$14,630

For the three months ended March 31, 2015, litigation expenses amounted to $6.2 million compared to $1.7 million for the same period last year. The increase in litigation for the three months ended March 31, 2015 over the same period last year is attributable to an increase in the level of effort in ongoing patent infringement litigation activities including preparation for a trial scheduled to take place in May 2015 and the conduct of new litigations.  Litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter.

In the first quarter ended March 31, 2015, MG&A expenses amounted to $2.3 million as compared to $2.9 million in the first quarter ended March 31, 2014.  The decrease in spending for the three months ended March 31, 2015 is primarily attributable to a decrease in stock-based compensation, public company and consulting costs partially offset by an increase in compensation and benefits.

	Three months ended
	March 31, 2015	March 31, 2014

Compensation and benefits	$1,191	$766
Depreciation	118	164
Stock-based compensation	116	412
Public company costs	315	795
Facilities	149	183
Other	362	612
	$2,251	$2,932

In the first quarter ended March 31, 2015, the Company incurred a foreign exchange loss of $2.3 million, of which $1.8 million was an unrealized foreign exchange loss, a non-cash expense. The unrealized foreign exchange loss recognized in the three months ended March 31, 2015 results from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars at year end as well as the revaluation of foreign exchange contracts held at quarter end. At March 31, 2015, WiLAN held foreign exchange forward contracts with a notional value of $11.5 million of which mature at various dates through to October 2015.

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First Quarter 2015 Earnings Review

In the first quarter ended March 31, 2015, WiLAN generated adjusted earnings of $6.8 million or 6 cents per basic share as compared to $16.8 million or 14 cents per basic share, in the comparative period.  The decrease in adjusted earnings for the three months ended March 31, 2015 is primarily attributable to lower revenues and increased litigation expenses.

The Company’s GAAP earnings amounted to a loss of $4.8 million, or 4 cents per share on a basic level, in the three month period ended March 31, 2015 as compared to GAAP earnings of $4.0 million, or 3 cents per share on a basic level, in the same period last year.

First Quarter 2015 Balance Sheet and Cash Flow Review

At March 31, 2015, the Company’s cash, comprised of cash and cash equivalents and short-term investments, totaled $118.5 million, representing a decrease of $9.1 million from the cash position at December 31, 2014. The decrease is primarily attributable to $5.5 million returned to shareholders in dividend and share buyback payments and the payments for patents acquired in the current and previous fiscal years totaling $6.5 million offset by the generation of $2.4 million from operations.  The Company’s cash equivalents and short-term investments include T bills, term deposits and GICs.

Second Quarter 2015 Financial Guidance

For the second quarter 2015 ending June 30, 2015, the Company expects revenue to be at least $18.3 million. This revenue guidance does not include the potential impact of any additional reports yet to be received, new agreements that may be signed during the balance of the second quarter of 2015 or the potential impact of any royalties identified in audits conducted by the Company. This guidance is provided prior to the completion of the first month of this fiscal quarter and as such, a number of reports that normally are submitted at or shortly after the month end have yet to be received by the Company.

Operating expenses for the second quarter are expected to be in the range of $11.7 million to $12.9 million of which $3.8 million to $4.8 million is expected to be litigation expense. For the second quarter of 2015, and assuming no additional agreements are signed, adjusted earnings are expected to be in the range of $5.5 million to $6.7 million.

For more than three years WiLAN has continuously outperformed its quarterly revenue guidance, often by a large margin.  This over performance is due in part to the fact that WiLAN does not include running royalty payments expected but not yet received in the quarter or amounts from new licenses signed after guidance is given.

WiLAN’s business is evolving in that an increasing portion of revenues are generated by one-time payments in each quarter.  WiLAN is also now announcing quarterly results earlier each quarter before many quarterly running royalty reports have been received.  These factors increasingly make guidance misleading since, virtually every time, actual quarterly revenues are higher than guidance.

Therefore, WiLAN believes that the guidance provided is not particularly helpful to investors since it perpetually underrepresents the revenues that WiLAN actually receives.  Accordingly, this will be the last quarter in which WiLAN provides revenue and adjusted earnings guidance.  WiLAN will continue to provide expense guidance.

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The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s annual information form for the 2014 fiscal year dated February 2, 2015 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

The above targets for the three month period ending June 30, 2015 reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant license agreements with companies, brokerage opportunities, new litigation actions, contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed in any particular quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual revenues reported may exceed the revenue guidance provided due to the receipt of royalty reports, signing of new license agreements and completion of licensee audits, all after the guidance is provided. Actual expenses incurred may exceed the expense guidance provided due, in part, to contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed during the quarter.

WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – April 29, 2015 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=173815

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

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Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=173815 and accessible by telephone until 11:59 PM ET on July 29, 2015.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 13606157

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Note (*)

WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation and amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, one-time, or non-recurring charges.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter”, “mature at various dates through to October 2015”, “Company expects revenue to be at least”, “potential impact of any additional reports yet to be received”, “new agreements that may be signed”, “potential impact of any royalties identified in audits conducted by the Company”, “expected to be”, “assuming no additional agreements are signed”, “is expected to be”, “expected by not yet received”, “from new licenses signed”, “actual results may differ materially”, “may be”, “may be required”, “can be”, “expectations”, “subject to”, “cannot be accurately forecast”, “actual revenues may exceed guidance”, “the receipt”, “signing of new license agreements”, “completion of”, “Actual expenses incurred may exceed the expense guidance provided”, “contingent payments to licensing partners and litigation counsel that may be required from licenses signed during the quarter”, “to negotiate”, “actual results may vary”, “will be” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies

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of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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Wi-LAN Inc.

Condensed Consolidated Statements of Operations & Comprehensive Earnings

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2015	March 31, 2014

Revenue
Royalties	$20,410	$25,978

Operating expenses
Cost of revenue	19,466	14,630
Research and development	719	608
Marketing, general and administration	2,251	2,932
Foreign exchange loss	2,286	1,389
Total operating expenses	24,722	19,559
Earnings (loss) from operations	(4,312)	6,419
Investment income	122	135
Earnings (loss) before income taxes	(4,190)	6,554

Provision for (recovery of) income tax expense
Current	1,003	1,442
Deferred	(435)	1,143
	568	2,585
Net and comprehensive earnings (loss)	$(4,758)	$3,969

Earnings (loss) per share
Basic	$(0.04)	$0.03
Diluted	$(0.04)	$0.03

Weighted average number of common shares
Basic	120,472,290	119,916,260
Diluted	120,472,290	120,260,260

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Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	March 31, 2015	December 31, 2014
Current assets
Cash and cash equivalents	$117,228	$126,311
Short-term investments	1,224	1,336
Accounts receivable	901	2,198
Prepaid expenses and deposits	1,215	494
	120,568	130,339

Loan receivable	1,323	1,268
Furniture and equipment, net	1,804	1,894
Patents and other intangibles, net	139,088	146,485
Deferred tax asset	21,020	20,585
Goodwill	12,623	12,623
	$296,426	$313,194

Current liabilities
Accounts payable and accrued liabilities	$16,060	$18,915
Current portion of patent finance obligation	13,300	17,418
	29,360	36,333

Patent finance obligation	26,424	27,465
Success fee obligation	3,533	3,639
	59,317	67,437

Shareholders' equity
Capital stock	427,650	426,037
Additional paid-in capital	15,974	16,375
Accumulated other comprehensive income	16,225	16,225
Deficit	(222,740)	(212,880)
	237,109	245,757
	$296,426	$313,194

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Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2015	March 31, 2014
Cash generated from (used in)
Operations
Net earnings (loss)	$(4,758)	$3,969
Non-cash items
Stock-based compensation	272	747
Depreciation and amortization	8,988	8,616
Foreign exchange loss	753	479
Disposal of assets	-	3
Deferred income tax expense (recovery)	(435)	1,143
Accrued investment income	(55)	(46)
Change in non-cash working capital balances
Accounts receivable	1,297	10,244
Prepaid expenses and deposits	(721)	(715)
Payments associated with success fee obligation	(1,174)	(1,074)
Accounts payable and accrued liabilities	(1,806)	(1,976)
Cash generated from operations	2,361	21,390
Financing
Dividends paid	(5,183)	(4,510)
Common shares repurchased under normal course issuer bid	(329)	-
Common shares issued for cash on the exercise of options	1,269	51
Cash used in financing	(4,243)	(4,459)
Investing
Sale of short-term investments	-	55
Purchase of furniture and equipment	(28)	(224)
Purchase of patents and other intangibles	(6,532)	(5,689)
Cash used in investing	(6,560)	(5,858)
Foreign exchange loss on cash held in foreign currency	(641)	(479)

Net cash and cash equivalents generated (used) in the period	(9,083)	10,594
Cash and cash equivalents, beginning of period	126,311	130,394
Cash and cash equivalents, end of period	$117,228	$140,988

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to Adjusted Earnings

(in thousands of United States dollars, except share and per share amounts)

	Three months ended
	March 31, 2015	March 31, 2014

Net earnings (loss) under GAAP	$(4,758)	$3,969

Adjusted for:
Unrealized foreign exchange loss	1,748	849
Depreciation and amortization	8,988	8,616
Stock based compensation	272	747
Disposal of assets loss	-	3
Income tax expense	568	2,585
Adjusted earnings (loss)	$6,818	$16,769

Adjusted earnings per basic share	$0.06	$0.14
Earnings (loss) per basic share under GAAP	$(0.04)	$0.03

Weighted average number of common shares
Basic	120,472,290	119,916,260

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